FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

_______________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

April 27, 2017

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2017 AND 2016 AND FOR THE THREE-MONTH PERIOD
ENDED IN THIS DATE

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2017 AND 2016 AND FOR THE THREE-MONTH PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/          =    New Peruvian Sol
US$          =    United States dollar

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY
		At				At
		December 31,	March 31,			December 31,	March 31,
	Note	2016	2017		Note	2016	2017

Current assets				Current liabilities
Cash and cash equivalents		606,949	521,430	Borrowings	12	1,294,945	1,133,539
Financial asset at fair value through profit or loss		352	327	Bonds	13	46,091	46,656
Trade accounts receivables		1,113,293	1,153,804	Trade accounts payable		1,238,093	1,000,193
Unbilled work in progress		920,092	664,321	Accounts payable to related parties	8	81,422	67,925
Accounts receivable from related parties	8	121,276	170,904	Current income tax		33,016	36,320
Other accounts receivable		656,407	672,994	Other accounts payable		1,128,882	1,115,321
Inventories		1,107,361	1,015,745	Provisions	14	16,198	13,447
Prepaid expenses		48,341	49,240			3,838,647	3,413,401
		4,574,071	4,248,765
				Non-current assets classified as held for sale		-	236,882
Non-current assets classified as held for sale	9	22,385	986,406
				Total current liabilities		3,838,647	3,650,283
Total current assets		4,596,456	5,235,171
				Non-current liabilities
Non-current assets				Borrowings	12	1,085,515	1,083,157
Long-term trade accounts receivable		667,370	662,242	Long-term bonds	13	921,623	917,305
Long-term unbilled work in progress		24,165	24,619	Other long-term accounts payable		502,184	507,305
Long-term accounts receivable from related parties	8	608,247	591,451	Long-term accounts payable to related parties	8	23,648	22,222
Prepaid expenses		23,526	29,992	Provisions	14	30,670	31,727
Other long-term accounts receivable		325,797	327,761	Derivative financial instruments		1,081	788
Investments in associates and joint ventures	10	901,832	181,037	Deferred income tax liability		90,176	89,118
Investment property		49,357	49,622	Total non-current liabilities		2,654,897	2,651,622
Property, plant and equipment	11	1,128,111	1,104,289	Total liabilities		6,493,544	6,301,905
Intangible assets	11	1,004,982	1,017,833
Deferred income tax asset		262,240	251,348	Equity
Total non-current assets		4,995,627	4,240,194	Capital	15	660,054	660,054
				Legal reserve		132,011	132,011
				Optional reserve		29,974	29,974
				Share Premium		882,464	882,464
				Other reserves		(166,650)	(173,930)
				Retained earnings		1,037,633	1,116,756
				Equity attributable to controlling interest in the Company		2,575,486	2,647,329
				Non-controlling interest		523,053	526,131
				Total equity		3,098,539	3,173,460
Total assets		9,592,083	9,475,365	Total liabilities and equity		9,592,083	9,475,365

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT
		For the period of three months
		ended March 31,
	Note	2016	2017

Revenues from construction activities		952,051	568,221
Revenues from services provided		411,616	559,762
Revenue from real estate and sale of goods		69,382	290,382
		1,433,049	1,418,365

Cost of construction activities		(889,521)	(601,941)
Cost of services provided		(359,543)	(421,261)
Cost of real estate and goods sold		(40,559)	(183,989)
	16	(1,289,623)	(1,207,191)
Gross profit		143,426	211,174

Administrative expenses	16	(94,135)	(96,916)
Other income and expenses		6,410	749
Gain from the sale of investments		31,667	25,768
Operating profit		87,368	140,775

Financial expenses		(27,127)	(45,895)
Financial income		13,161	27,416
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		21,515	5,482
Profit before income tax		94,917	127,778
Income tax	17	(13,940)	(39,684)
Profit for the period		80,977	88,094

Profit attributable to:
Owners of the Company		70,874	79,123
Non-controlling interest		10,103	8,971
		80,977	88,094

Earnings per share from continuing operations
attributable to owners of the Company during
the period		0.107	0.120

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period of three months
		ended March 31,
	Note	2016	2017

Profit for the period		80,977	88,094
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(1,025)	-

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		(48)	198
Foreign currency translation adjustment, net of tax		8,942	(5,031)
Transfer to profit or loss of available-for-sale financial assets		(43,681)	-
Exchange difference from net investment in a foreign operation, net of tax		5,528	(3,616)
		(29,259)	(8,449)
Other comprenhensive income for the period, net of tax		(30,284)	(8,449)
Total comprehensive income for the period		50,693	79,645

Comprehensive income attributable to:
Owners of the Company		37,931	71,843
Non-controlling interest		12,762	7,802
		50,693	79,645

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF THE THREE MONTHS ENDED MARCH 31, 2016 AND 2017

	Attributable to the controlling interests of the Company
	Number of shares In thousands	Capital	Legal reserve	Optional reserve	Premium for issuance of shares	Other reserves	Retained earnings	Total	Non-controlling interest	Total

Balances as of January 1, 2016	660,054	660,054	132,011	29,974	897,532	(129,059)	1,064,044	2,654,556	528,489	3,183,045
Profit for the period	-	-	-	-	-	-	70,874	70,874	10,103	80,977
Cash flow hedge	-	-	-	-	-	(46)	-	(46)	(2)	(48)
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(572)	(572)	(453)	(1,025)
Foreign currency translation adjustment	-	-	-	-	-	5,925	-	5,925	3,017	8,942
Change in value of available-for-sale financial assets	-	-	-	-	-	(43,681)	-	(43,681)	-	(43,681)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	5,431	-	5,431	97	5,528
Comprehensive income of the year	-	-	-	-	-	(32,371)	70,302	37,931	12,762	50,693
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	(30,853)	(30,853)	(2,311)	(33,164)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	(1,599)	(1,599)
Total transactions with shareholders	-	-	-	-	-	-	(30,853)	(30,853)	(3,910)	(34,763)
Balances as of March 31, 2016	660,054	660,054	132,011	29,974	897,532	(161,430)	1,103,493	2,661,634	537,341	3,198,975

Balances as of January 1, 2017	660,054	660,054	132,011	29,974	882,464	(166,650)	1,037,633	2,575,486	523,053	3,098,539
Profit for the period	-	-	-	-	-	-	79,123	79,123	8,971	88,094
Cash flow hedge	-	-	-	-	-	188	-	188	10	198
Foreign currency translation adjustment	-	-	-	-	-	(4,274)	-	(4,274)	(757)	(5,031)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(3,194)	-	(3,194)	(422)	(3,616)
Comprehensive income of the period	-	-	-	-	-	(7,280)	79,123	71,843	7,802	79,645
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(4,558)	(4,558)
- Contributions (devolution) of non-controlling shareholders,net	-	-	-	-	-	-	-	-	(166)	(166)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(4,724)	(4,724)
Balances as of March 31, 2017	660,054	660,054	132,011	29,974	882,464	(173,930)	1,116,756	2,647,329	526,131	3,173,460

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the period of three months
		ended March 31,
	Note	2016	2017

OPERATING ACTIVITIES
Profit before income tax		94,917	127,778
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	11	45,286	50,249
Amortization of other assets	11	19,668	23,622
Impairment of inventories	16	117	301
Impairment of accounts receivable and other accounts receivable	16	15	85
Impairment of property, plant and equipment	16	269	333
Profit on fair value of financial asset at fair value through profit or loss		(163)	(37)
Other Provisions	14	2,209	962
Financial expense,net		30,227	47,157
Foreign exchange loss (gain) on loans		(32,209)	(47,766)
Share of the profit and loss in associates and joint ventures
under the equity method of accounting	10	(21,515)	(5,482)
Reversal of provisions	14	(660)	(20)
Lower of fixed assets		-	3,410
Lower of investments		-	64
Profit on sale of property, plant and equipment		(828)	(2,511)
Gain (loss) on financial asset at fair value through profit or loss		(31,606)	-
Loss on sale of non-current asset held for sale		(22)	(25,724)
Net variations in assets and liabilities:
Trade accounts receivable		274,849	(2,177)
Other accounts receivable		39,839	(35,142)
Other accounts receivable from related parties		(14,118)	11,393
Inventories		(23,358)	77,353
Pre-paid expenses and other assets		(331)	(7,086)
Trade accounts payable		(174,915)	(64,374)
Other accounts payable		(189,508)	21,018
Other accounts payable to related parties		51,581	(22,383)
Other provisions		(202)	(2,501)
Interest payment		(31,710)	(46,882)
Payments related to Norvial Concession		(26,732)	(3,178)
Payment of income tax		(59,711)	(26,545)
Net cash applied to operating activities		(48,611)	71,917

INVESTING ACTIVITIES
Sale of available-for-sale investment		1,262	-
Sale of property, plant and equipment		4,917	15,860
Sale of non-current assets held for sale		-	43,364
Interest received		1,722	1,700
Payment for purchase of investments properties		-	(840)
Payments for intangible purchase		(2,402)	(21,768)
Payments for purchase and contributions on investment
in associate and joint ventures		(199,001)	-
Payments for property, plant and equipment purchase		(32,433)	(47,304)
Net cash applied to investing activities		(225,935)	(8,988)

FINANCING ACTIVITIES
Loans received		1,270,564	453,988
Bonds issued		100,013	-
Amortization of loans received		(1,038,836)	(588,705)
Amortization of bonds issued		(5,411)	(8,134)
Payment for transaction costs for debt		(13,876)	(873)
Dividends paid to non-controlling interest		(2,311)	(4,558)
Cash received from non-controlling shareholders		(1,598)	(166)
Net cash provided by financing activities		308,545	(148,448)
Net increase (net decrease) in cash		33,999	(85,445)
Cash and cash equivalents at the beginning of the year		554,002	606,949
Cash and cash equivalents at the end of the period		588,001	521,430

NON-CASH TRANSACTIONS:
Dividends declared		30,853	-
Debt capitalization		8,308	-
Acquisition of assets through finance leases		12,047	22,193
Change in fair value of available-for-sale financial assets		(43,681)	-
Investment available for sale		120,134	-

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2016 AND 2017 (UNAUDITED), AND AT DECEMBER 31, 2016 (UNAUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and it is mainly engaged in holding the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services.

These condensed interim consolidated financial statements as of March 31, 2017 have been prepared and authorized for issuance by the Chief Financial Officer on April 27, 2017.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended March 31, 2017 have been prepared in accordance with (IAS 34) “Interim financial reporting”.

To date, the audited report for the period 2016 has not been issued by our external auditors. As we are aware, we are carrying out complementary procedures, since some projects involving minority and non-controlling companies are being investigated in Peru.

In this regard, some items of the Financial Statements as of December 2016 have been adjusted to the amounts previously issued through complementary auditing procedures that are still ongoing. By virtue of this, the information for the 2016 period is preliminary and may be subject to subsequent modifications.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2016.

4	FINANCIAL RISK MANAGEMENT

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

4.1.1	Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

4.1.2	Credit risk –

Compared to year end, no new credit risk has been identified in the Group, considering that the level of lines used has remained the same as in the previous year.

4.1.3	Liquidity risk -
Compared to year end, no major changes in undiscounted contractual cash flows have occurred. In addition, the company has been working on identifying non-strategic assets for sale and allocating funds to debt amortization.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
At December 31, 2016 Other financial liabilities (except for finance leases)	1,226,484	400,329	611,664	-	2,238,477
Finance leases	127,492	86,016	26,780	19,506	259,794
Bonds	113,299	180,431	365,697	1,334,485	1,993,912
Trade accounts payables	1,238,093	-	-	-	1,238,093
Accounts payables to related parties	81,422	23,648	-	-	105,070
Other accounts payables	304,270	46,525	133,169	-	483,964
Other non-financial liabilities	-	1,081	-	-	1,081
	3,091,060	738,030	1,137,310	1,353,991	6,320,391
At March 31, 2017
Other financial liabilities (except for finance leases)	1,061,453	578,352	432,723	-	2,072,528
Finance leases	111,953	76,999	26,967	18,081	234,000
Bonds	113,470	177,712	364,223	1,322,157	1,977,562
Trade accounts payables	1,000,193	-	-	-	1,000,193
Accounts payables to related parties	67,925	22,222	-	-	90,147
Other accounts payables	210,797	30,937	110,743	-	352,477
Other non-financial liabilities	-	788	-	-	788
	2,565,791	887,010	934,656	1,340,238	5,727,695

4.2	Capital management -
The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2016 and March 31,2017, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70. The gearing ratio was as follows:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	December 31, 2016	March 31, 2017

Total borrowing and bonds	3,348,174	3,180,657
Less: Cash and cash equivalents	(606,949)	(521,430)
Net debt	2,741,225	2,659,227
Total equity	3,098,539	3,173,460
Total capital	5,839,764	5,832,687
Gearing ratio	0.47	0.46

4.3	Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.
-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

Financial assets classified as at fair value through profit or loss corresponds to investments in mutual funds and bonds. Their fair value has been determined with observable information of Level 2.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 11-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2016.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2016
Assets.-
Cash and cash equivalents	93,543	35,396	110,007	139,414	3,229	58,892	53,521	112,397	550	606,949
Financial asset at fair value through profit or loss	352	-	-	-	-	-	-	-	-	352
Trade accounts receivables	357,298	84,996	23,579	97,079	256	83,704	466,381	-	-	1,113,293
Unbilled work in progress	920,092	-	-	-	-	-	-	-	-	920,092
Accounts receivable from related parties	259,966	3,255	19,684	392	12,379	7,284	48,538	50,582	(280,804)	121,276
Other accounts receivable	398,495	58,235	6,189	25,895	4,841	20,198	100,420	42,134	-	656,407
Inventories	76,059	12,561	-	16,862	-	946,657	68,336	388	(13,502)	1,107,361
Prepaid expenses	6,757	2,614	1,429	17,265	167	329	19,475	305	-	48,341
Non-current assets classified as held for sale	22,385	-	-	-	-	-	-	-	-	22,385
Total current assets	2,134,947	197,057	160,888	296,907	20,872	1,117,064	756,671	205,806	(293,756)	4,596,456

Long-term trade accounts receivable	-	-	-	629,310	-	-	38,060	-	-	667,370
Long-term unbilled work in progress	-	-	24,165	-	-	-	-	-	-	24,165
Long-term accounts receivable from related parties	-	-	408	-	-	-	492	777,478	(170,131)	608,247
Prepaid expenses	-	-	20,554	2,029	943	-	-	-	-	23,526
Other long-term accounts receivable	10,024	29,533	22,924	225,565	7,347	17,887	1,408	11,109	-	325,797
Investments in associates and joint ventures	115,812	8,516	-	-	-	31,768	9,590	3,407,874	(2,671,728)	901,832
Investment property	-	-	-	-	-	49,357	-	-	-	49,357
Property, plant and equipment	591,019	192,167	1,243	193	21	13,008	217,730	130,422	(17,692)	1,128,111
Intangible assets	301,023	123,672	456,000	269	-	950	94,597	22,794	5,677	1,004,982
Deferred income tax asset	159,784	4,983	1,839	-	-	623	61,862	26,055	7,094	262,240
Total non-current assets	1,177,662	358,871	527,133	857,366	8,311	113,593	423,739	4,375,732	(2,846,780)	4,995,627
Total assets	3,312,609	555,928	688,021	1,154,273	29,183	1,230,657	1,180,410	4,581,538	(3,140,536)	9,592,083

Liabilities.-
Borrowings	582,260	82,063	-	-	-	206,456	158,146	266,020	-	1,294,945
Bonds	-	-	25,540	20,551	-	-	-	-	-	46,091
Trade accounts payable	829,865	59,830	2,310	23,882	599	30,617	284,287	6,703	-	1,238,093
Accounts payable to related parties	118,665	3,902	27,757	33,009	237	66,190	44,152	67,685	(280,175)	81,422
Current income tax	1,098	3,631	44	-	1,064	17,944	9,235	-	-	33,016
Other accounts payable	525,163	11,711	10,512	14,622	27	194,441	182,963	189,443	-	1,128,882
Provisions	115	6,441	-	-	-	131	9,511	-	-	16,198
Total current liabilities	2,057,166	167,578	66,163	92,064	1,927	515,779	688,294	529,851	(280,175)	3,838,647

Borrowings	246,315	80,488	-	-	-	16,541	76,077	666,094	-	1,085,515
Long-term bonds	-	-	338,143	583,480	-	-	-	-	-	921,623
Other long-term accounts payable	135,740	-	493	246,522	-	32,000	84,996	2,433	-	502,184
Long-term accounts payable to related parties	-	-	-	87,200	23,445	40,074	42,573	395	(170,039)	23,648
Provisions	12,283	17,115	-	-	-	-	1,272	-	-	30,670
Derivative financial instruments	-	1,081	-	-	-	-	-	-	-	1,081
Deferred income tax liability	32,524	3,546	1,518	16,983	283	15,564	13,463	6,295	-	90,176
Total non-current liabilities	426,862	102,230	340,154	934,185	23,728	104,179	218,381	675,217	(170,039)	2,654,897
Total liabilities	2,484,028	269,808	406,317	1,026,249	25,655	619,958	906,675	1,205,068	(450,214)	6,493,544
Equity attributable to controlling interest in the Company	707,450	265,241	220,337	96,019	3,528	234,449	230,793	3,362,889	(2,545,220)	2,575,486
Non-controlling interest	121,131	20,879	61,367	32,005	-	376,250	42,942	13,581	(145,102)	523,053
Total liabilities and equity	3,312,609	555,928	688,021	1,154,273	29,183	1,230,657	1,180,410	4,581,538	(3,140,536)	9,592,083

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of March 31, 2017
Assets.-
Cash and cash equivalents	130,051	30,467	109,495	129,956	2,520	46,929	59,908	12,638	(534)	521,430
Financial asset at fair value through profit or loss	327	-	-	-	-	-	-	-	-	327
Trade accounts receivables	320,972	81,631	23,396	105,995	246	230,445	391,119	-	-	1,153,804
Unbilled work in progress	664,321	-	-	-	-	-	-	-	-	664,321
Accounts receivable from related parties	270,076	2,745	31,244	343	12,379	13,607	45,112	53,963	(258,565)	170,904
Other accounts receivable	395,036	64,697	4,725	29,005	4,255	17,597	110,794	46,885	-	672,994
Inventories	64,353	13,831	-	17,809	-	863,690	69,580	388	(13,906)	1,015,745
Prepaid expenses	6,739	2,218	1,010	14,038	95	296	24,500	344	-	49,240
Non-current assets classified as held for sale	260,645	-	-	-	-	-	-	725,761	-	986,406
Total current assets	2,112,520	195,589	169,870	297,146	19,495	1,172,564	701,013	839,979	(273,005)	5,235,171

Long-term trade accounts receivable	-	-	-	627,485	-	-	34,757	-	-	662,242
Long-term unbilled work in progress	-	-	24,619	-	-	-	-	-	-	24,619
Long-term accounts receivable from related parties	-	-	408	-	-	-	475	761,164	(170,596)	591,451
Prepaid expenses	-	-	23,572	5,489	931	-	-	-	-	29,992
Other long-term accounts receivable	9,793	31,979	21,337	225,565	7,347	18,994	1,638	11,108	-	327,761
Investments in associates and joint ventures	136,385	9,045	-	-	-	31,769	9,474	2,741,314	(2,746,950)	181,037
Investment property	-	-	-	-	-	49,622	-	-	-	49,622
Property, plant and equipment	566,213	187,839	1,153	497	20	12,335	224,084	129,871	(17,723)	1,104,289
Intangible assets	298,133	136,152	462,972	258	-	944	90,981	22,904	5,489	1,017,833
Deferred income tax asset	152,441	4,323	2,520	-	-	1,292	59,631	26,080	5,061	251,348
Total non-current assets	1,162,965	369,338	536,581	859,294	8,298	114,956	421,040	3,692,441	(2,924,719)	4,240,194
Total assets	3,275,485	564,927	706,451	1,156,440	27,793	1,287,520	1,122,053	4,532,420	(3,197,724)	9,475,365

Liabilities.-
Borrowings	599,876	73,424	-	-	-	205,702	168,754	85,783	-	1,133,539
Bonds	-	-	27,600	19,056	-	-	-	-	-	46,656
Trade accounts payable	627,744	50,584	1,650	18,901	251	32,903	248,544	19,616	-	1,000,193
Accounts payable to related parties	99,192	3,124	35,537	32,151	39	62,631	35,140	58,968	(258,857)	67,925
Current income tax	1,191	4,847	-	-	101	21,619	8,558	4	-	36,320
Other accounts payable	489,132	11,556	10,773	27,979	49	198,042	180,603	197,187	-	1,115,321
Provisions	115	6,442	-	-	-	111	6,779	-	-	13,447
Non-current assets classified as held for sale	236,882	-	-	-	-	-	-	-	-	236,882
Total current liabilities	2,054,132	149,977	75,560	98,087	440	521,008	648,378	361,558	(258,857)	3,650,283

Borrowings	184,610	95,139	-	-	-	15,524	70,047	717,837	-	1,083,157
Long-term bonds	-	-	332,660	584,645	-	-	-	-	-	917,305
Other long-term accounts payable	157,617	-	493	233,559	51	32,057	81,059	2,469	-	507,305
Long-term accounts payable to related parties	-	-	-	86,716	23,445	40,461	41,623	394	(170,417)	22,222
Provisions	12,388	17,993	-	-	-	-	1,346	-	-	31,727
Derivative financial instruments	-	788	-	-	-	-	-	-	-	788
Deferred income tax liability	32,784	4,728	3,467	19,025	290	13,831	13,052	1,941	-	89,118
Total non-current liabilities	387,399	118,648	336,620	923,945	23,786	101,873	207,127	722,641	(170,417)	2,651,622
Total liabilities	2,441,531	268,625	412,180	1,022,032	24,226	622,881	855,505	1,084,199	(429,274)	6,301,905
Equity attributable to controlling interest in the Company	714,070	274,375	228,978	100,807	3,567	268,810	224,997	3,434,663	(2,602,938)	2,647,329
Non-controlling interest	119,884	21,927	65,293	33,601	-	395,829	41,551	13,558	(165,512)	526,131
Total liabilities and equity	3,275,485	564,927	706,451	1,156,440	27,793	1,287,520	1,122,053	4,532,420	(3,197,724)	9,475,365

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the three-month period
ended March 31, 2016

Revenue	1,002,627	86,383	70,992	53,181	4,331	32,299	262,846	14,488	(94,098)	1,433,049
Gross profit (loss)	70,128	6,964	19,724	11,594	420	18,582	31,081	(1,539)	(13,528)	143,426
Administrative expenses	(64,794)	(3,870)	(2,338)	(2,760)	(132)	(4,100)	(23,340)	(9,548)	16,747	(94,135)
Other income and expenses	7,390	(504)	9	-	-	727	1,158	718	(3,088)	6,410
Gain from the sale of investments	-	-	-	-	-	-	-	31,667	-	31,667
Operating profit (loss)	12,724	2,590	17,395	8,834	288	15,209	8,899	21,298	131	87,368
Financial expenses	(13,193)	(2,378)	(3,297)	(699)	(9)	(5,058)	(6,118)	(3,160)	6,785	(27,127)
Financial income	7,257	1,748	339	1,053	23	72	3,543	9,630	(10,504)	13,161
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	6,856	646	-	-	-	-	144	57,092	(43,223)	21,515
Profit before income tax	13,644	2,606	14,437	9,188	302	10,223	6,468	84,860	(46,811)	94,917
Income tax	(4,149)	(805)	(3,763)	(2,778)	(85)	(2,690)	(2,808)	2,332	806	(13,940)
Profit for the period	9,495	1,801	10,674	6,410	217	7,533	3,660	87,192	(46,005)	80,977

Profit attributable to:

Owners of the Company	11,505	1,086	6,807	4,807	217	1,697	3,542	87,255	(46,042)	70,874
Non-controlling interest	(2,010)	715	3,867	1,603	-	5,836	118	(63)	37	10,103
	9,495	1,801	10,674	6,410	217	7,533	3,660	87,192	(46,005)	80,977

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the three-month period
ended March 31, 2017

Revenue	684,495	103,882	44,570	62,108	755	219,925	378,179	16,515	(92,064)	1,418,365
Gross profit (loss)	52,614	19,286	18,739	12,765	174	86,477	40,880	(5,395)	(14,366)	211,174
Administrative expenses	(51,843)	(4,205)	(2,283)	(3,346)	(62)	(4,851)	(36,386)	(10,902)	16,962	(96,916)
Other income and expenses	1,619	(708)	11	6	-	(145)	219	406	(659)	749
Gain from the sale of investments	25,768	-	-	-	-	-	-	-	-	25,768
Operating profit (loss)	28,158	14,373	16,467	9,425	112	81,481	4,713	(15,891)	1,937	140,775
Financial expenses	(11,143)	(2,986)	(2,718)	(1,070)	(1)	(7,971)	(8,615)	(20,359)	8,968	(45,895)
Financial income	14,771	2,552	371	947	3	58	1,801	18,401	(11,488)	27,416
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	20,845	529	-	-	-	-	124	92,510	(108,526)	5,482
Profit before income tax	52,631	14,468	14,120	9,302	114	73,568	(1,977)	74,661	(109,109)	127,778
Income tax	(13,183)	(4,484)	(3,491)	(2,920)	(75)	(19,460)	(401)	4,373	(43)	(39,684)
Profit (loss) for the year	39,448	9,984	10,629	6,382	39	54,108	(2,378)	79,034	(109,152)	88,094

Profit (loss) attributable to:

Owners of the Company	36,200	8,947	6,704	4,787	39	34,362	(1,760)	79,057	(89,213)	79,123
Non-controlling interest	3,248	1,037	3,925	1,595	-	19,746	(618)	(23)	(19,939)	8,971
	39,448	9,984	10,629	6,382	39	54,108	(2,378)	79,034	(109,152)	88,094

  (All amounts are expressed in thousands of S/ unless otherwise stated)
  UNAUDITED
No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:
	From the period ended March 31,
	2016	2017
Revenue from sale of goods and services: - Associates	163	554
- Joint operations	8,730	3,388
	8,893	3,942

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.
b) Balances of transactions with related parties

	At December 31,		At March 31,
	2016		2017
Joint operations:	Receivable	Payable	Receivable	Payable
Consorcio Constructor Ductos del Sur	2,513	-	46,754	-
Consorcio GyM Conciviles	61,006	-	61,299	-
Consorcio Rio Urubamba	9,072	-	9,000	-
Consorcio Peruano de Conservación	8,784	-	7,006	-
Consorcio Vial Quinua	4,198	738	4,189	638
Consorcio Italo Peruano	4,174	17,325	18,590	17,238
Consorcio La Gloria	3,521	3,080	1,696	1,358
Consorcio Terminales del Perú	3,215	259	971	-
Consorcio para la atención y mantenimiento de ductos	-	21,791	-	21,148
Consorcio Rio Mantaro	3,191	6,886	2,680	5,149
Consorcio Ermitaño	83	6,372	503	-
Consorcio Vial Sierra	940	5,400	1,083	5,532
Consorcio Menegua	30	3,803	-	1,364
Consorcio Huacho Pativilca	-	3,434	1,424	3,761
Consorcio Energía y Vapor	491	3,203	-	74
Consorcio Constructor Chavimochic	915	2,471	889	3,116
Consorcio Manperan	-	-	3,062	2,779
Terminales del Perú	-	-	2,782	165
Other minor	10,066	2,226	5,180	1,136
	112,199	76,988	167,108	63,458
Other related parties:
Gaseoducto Sur Peruano S.A	608,247	-	593,215	-
Perú Piping Spools S.A.C.	9,077	-	2,033	-
Ferrovias Participaciones	-	20,813	-	21,008
Ferrovias Argentina	-	2,835	-	1,214
Arturo Serna	-	4,434	-	4,467
	617,324	28,082	595,248	26,689
	729,523	105,070	762,355	90,147
Less non-current portion:
Gaseoducto Sur Peruano S.A	(608,247)	-	(591,451)	-
Ferrovias Participaciones	-	(20,813)	-	(21,008)
Ferrovias Argentina	-	(2,835)	-	(1,214)
Current portion	121,276	81,422	170,904	67,925

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Accounts receivable and payable have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short- term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

9	NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

As of March 31, 2017, this item includes the balances of the Consorcio Constructor Ductos del Sur for S/255 million, and the reclassification of the investment in the associate Gasoducto Sur Peruano S.A. for S/725.7 million.

In February 2017, the Company sold 23,000,000 shares of Red Eagle Mining Corporation through a stockbroker operation, for a total amount of US$11.5 million and representing 8.69% of the share capital, resulting in a gain In the sale of investments of S/25.8 million. As of March 31, 2017, a 3.98% holding is maintained.

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of March 31, 2017, associates in which the Group has significant influence are similar to those existing as of December 31, 2016, except for the reclassification mentioned.

The movement of our investments in associates for the period ended March 31, 2016 and 2017 is as follows:

	2016	2017
Beginning balance	646,884	901,832
Acquisition and/or contributions received	199,001	-
Debt capitalization	8,308	-
Share of the profit and loss in associates
under the equity method of accounting	21,515	5,482
Dividends received	-	(240)
Reclassification discontinuous operation	-	(725,761)
Other	489	(277)
Ending balance	876,197	181,036

In January and August 2016, the Company capitalized debt with Adexus by S/8.3 million and S/14 million respectively, increasing its participation in the first case from 44% to 52% and in the second capitalization from 52% to 91.03 % control is adquired. To date, the Company has incorporated in the Consolidated Financial Statements assets and liabilities of Adexus, the process of measuring the fair value of net asset is concluded by the end of December 2016.

On November 2015, subsidiary Negocios del Gas SA. adquired an interest of 20% of concessionaire Gasoducto Sur Peruano, which represents an investment of approximately US$248 million, at December 2015 the contribution was S/391 million and at December 2016 its contribution was increased in S/374 million.

Gasoducto del Sur Peruano S.A. (“GSP”), company owner of the concession "Improvements to the Energy Security  of the Country and Development of the Peruvian Southern Gas Pipeline" (the "Concession") and of which our subsidiary Negocios de Gas S.A is a shareholder with 20%, received a notification on January 24, 2017, from the Ministry of Energy and Mines, as Grantor of the Concession, by which it terminated the concession agreement signed on July 23, 2014 (the “Concession Contract”).

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

In case of the termination of the Concession, the Concession Contract states that the Net Book Value of the Concession’s assets (“VCN”) must be determined, and then call a public auction for the transfer of the Concession’s assets to a new concessionaire. From this amount, GSP is entitled to receive, within a maximum term of 12 months as of the termination of the Concession, a payment that can range from the guaranteed minimum of 72.25% of the VCN to the 100% of the VCN that is a function of the result of the auction.

According to the analysis made by the Company with the information available to date, and under the agreements entered into with the other shareholders of GSP, in the event that the payment reaches 72.25% of the VCN we would recover more than 95% of the total commitments which include the equity invested in GSP amounting to US$220 million, the amount honored by the corporate guarantee granted to the bridge loan conferred to GSP by a syndicate of five banks amounting to US$129 million, as well as the percentage honored in relation to the Guarantee of Fulfillment of the Concession Contract that amounts to US$52.5 million.

The Company has registered the impacts of such termination in the Financial Statement to fiscal year 2016, which is a result that considers receiving the minimum payment of 72.25% of the aforementioned VCN.

As of March 31, 2017, the investment was reclassified to Non-current assets classified as held for sale.

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended March 31, 2016 and 2017, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property, plant and equipment	Intangible assets

At January 1, 2016	1,111,757	881,020

Additions	44,480	34,085
Transfers, disposals and adjustments	3,933	4,997
Deductions for sale of assets	(4,089)	-
Depreciation, amortization	(44,716)	(19,668)
Net cost at March 31, 2015	1,111,365	900,434

At January 1, 2017	1,128,111	1,004,982

Additions	69,497	31,413
Transfers, disposals and adjustments	(30,296)	5,060
Deductions for sale of assets	(13,349)	-
Depreciation, amortization	(49,674)	(23,622)
Net cost at March 31, 2017	1,104,289	1,017,833

As of March 31, 2016 and 2017, additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

As of March 31, 2016 and 2017, the amounts registered in Intangible assets comprise of investments in building the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model) and in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon exploitation services.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:
	At December 31, 2016	At March 31, 2017

Engineering and construction	137,267	137,064
Electromechanical	20,737	20,737
Mining and construction services	13,366	13,366
Telecommunications services	6,728	6,560
IT equipment and services	4,172	4,172
	182,270	181,899

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of March 31, 2017 same criteria were applied as those in test impairment at December 31, 2016.

12	BORROWINGS

This item comprises:
	Total		Current		Non-current
	At December 31, 2016	At March 31, 2017	At December 31, 2016	At March 31, 2017	At December 31, 2016	At March 31, 2017

Bank loans	2,140,296	2,001,666	1,177,642	1,032,526	962,654	969,140
Leases	240,164	215,030	117,303	101,013	122,861	114,017
	2,380,460	2,216,696	1,294,945	1,133,539	1,085,515	1,083,157

a)	Bank loans -

As of March 31, 2017 and December 31, 2016, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.5% and 14.4% in 2017 and between 1.0% and 14.4% in 2016.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

			Current		Non-current
			At	At	At	At
	Interest	Date of	December	March	December	March
	rate	maturity	31, 2016	31, 2017	31, 2016	31,2017
GyM S.A.	1.55% / 8.00%	2017 / 2020	501,306	535,900	187,029	134,597
Graña y Montero S.A.A.	Libor USD 3M +4.9%	2017 / 2020	266,020	85,783	666,093	717,837
Viva GyM S.A.	7.00% / 8.98%	2017	201,609	200,819	-	-
GMP S.A.	3.65% / 6.04%	2017 / 2020	77,857	69,247	71,453	87,164
CAM Holding S.A.	2.59% / 14.43%	2017 / 2020	69,702	80,025	24,889	17,740
Adexus S.A.	5.90%	2019	42,782	38,767	13,190	11,802
GMD S.A.	5.69% / 9.00%	2017	14,746	19,826	-	-
CAM Servicios Perú S.A.	7.15% / 8.86%	2017	3,620	2,159	-	-
			1,177,642	1,032,526	962,654	969,140

As of March 31, 2017, the Company maintained unused credit limits for S/1,297 million, which expire within one year (S/3,922 million as of December 31, 2016).

b)	Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December 31, 2016	At March 31, 2017	At December 31, 2016	At March 31, 2017

Total loans	2,380,460	2,216,696	2,391,398	2,301,932

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 1.6% and 14.1% (1.3% and 14.3% in 2016). It should be noted that the interest rate used are those applicable and negotiated by each Company.

13	BONDS

This item is broken down as follows:
	Total		Current		Non-current
	At December 31, 2016	At March 31, 2017	At December 31, 2016	At March 31, 2017	At December 31, 2016	At March 31, 2017

GyM Ferrovías (a)	604,031	603,701	20,551	19,056	583,480	584,645
Norvial (b)	363,683	360,260	25,540	27,600	338,143	332,660
	967,714	963,961	46,091	46,656	921,623	917,305

a)	GyM Ferrovías S.A. -

In February 2015 subsidiary GyM Ferrovías issued corporate bonds under the U.S. Regulation S. This issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The issues costs for this transactions were for S/22 million. Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a collateral structure that includes a mortgage on the concession to which GyM Ferrovías is a concessionaire, security on the shares of GyM Ferrovías, Assignment of the collection rights     arising from the Management Trust, a Cash Flow and Reserve Trust for the Service of the Debt, Operation and Maintenance and in-progress Capex. At March 31, 2017 the Group made a payment of S/43.1 million.

Capital raised from bond issue were used in amortizing a short-term loan with Banco de Crédito del Perú – BCP for S/400 million, funding the reserve accounts, payment of costs of bond issue and partial repayment of the subordinated loan obtained from parent Company by GyM Ferrovías.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

At March 31, 2017 the balance includes accrued interest payable for S/3 million.

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.2 times.
-	Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)
-	Keeping a constant minimum balance of trust equal to two coupons as per schedule.

b)	Norvial S.A. -

In July 2015, Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The first issue was for S/80 million at 5 years, bearing an interest rate of 6.75% and funds were drawn on July 23, 2015. The second issue was for S/285 million at 11.5 years, bearing an interest rate of 8.375%, structured in 3 disbursements: the first disbursement of S/105 million was on July 23,2015; the second disbursement of S/100 million was on January 25, 2016; the third disbursement of S / 80 million was received in July 25, 2016. The issues costs corresponding to the first issue and to the first and second disbursements of the second issue were for S/3.9 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA. This financing transaction has been secured by (i) a cash flow trust, related to the consideration and the regulatory rate; (ii) a mortgage on the concession in which Norvial S.A. is a concessionaire; (iii) a security on shares: (iv) collection rights and (v) in general, all those additional collaterals given to the secured creditors. The capital raised is intended to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At March 31, 2017 the balance included interest payables for S/4.7 million (S/4.8 million at December 31, 2016)

As part of the process of bond structuring, Norvial engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of March 31,2017 and December 31,2016 both Companies have complied with their covenants.

Fair value of the bonds of both Companies at March 31, 2017 amounted to S/1,101 million (at December 31,2016 amounted to S/1,055 million), which has been calculated based on the discounted cash flows, using rates between 3.87% y 7.91% (rates between 4.20% y 7.99% at December 31,2016) which are within level 2 of the fair value hierarchy.

14	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:
	At December 31, 2016	At March 31, 2017

Current portion	16,198	13,447
Non-current portion	30,670	31,727
	46,868	45,174
The movement of this item for the period ended March 31, 2016 and 2017 is as follows:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Other provisions	Legal claims	Contingent liabilities resulting from acquisitions	Provisions for the acquisition of CAM	Provision for well closure	Total

At January 1, 2016	15,000	22,960	3,819	7,307	49,086
Additions	67	1,903	-	239	2,209
Reversals of provisions	-	-	(660)	-	(660)
Payments	(202)	-	-	-	(202)
Translation adjustments	247	662	-	-	909
At March 31, 2016	15,112	25,525	3,159	7,546	51,342

At January 1, 2017	19,350	10,302	-	17,216	46,868
Additions	83	-	-	879	962
Reversals of provisions	(20)	-	-	-	(20)
Payments	(2,501)	-	-	-	(2,501)
Translation adjustments	(2)	(133)	-	-	(135)
At March 31, 2017	16,910	10,169	-	18,095	45,174

15	CAPITAL

As of December 31, 2016 and March 31,2017, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/1.00 par value each.

As of December 31, 2016, the amount of 264,809,545 common shares is represented by 52,961,909   ADSs, at 5 shares per ADS.

As of March 31, 2017, the amount of 264,691,440 common shares is represented by 52,938,288  ADSs, at 5 shares per ADS.

16	EXPENSES BY NATURE

For the period ended March 31, 2016 and 2017, this item comprises:
	Cost of services and goods	Adminis- trative- expenses
2016
Inventories, materials and consumables used	243,106	-
Personnel charges	328,001	54,117
Services provided by third-parties	555,275	30,585
Taxes	4,032	1,735
Other management charges	98,881	2,670
Depreciation	42,021	3,266
Amortization	17,922	1,746
Impairment of inventories	117	-
Impairment of accounts receivable	15	-
Impairment of property, plant and equipment	253	16
	1,289,623	94,135
2017
Inventories, materials and consumables used	260,411	-
Personnel charges	374,273	55,833
Services provided by third-parties	361,757	15,529
Taxes	3,708	562
Other management charges	141,012	16,432
Depreciation	45,637	4,612
Amortization	19,693	3,929
Impairment of inventories	301	-
Impairment of accounts receivable	85	-
Impairment of property, plant and equipment	314	19
	1,207,191	96,916

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

17	INCOME TAX

These condensed interim consolidated financial statements for the period ended March 31, 2017, income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to December 31,2017 is 31.06% (14.69% for the period ended March 31, 2016). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of March 31, 2017, contingencies held by the Group are substantially the same as those existing as of December 31, 2016.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$207.4 million.

19	DIVIDENDS

As of March 31, 2017, the Company has not declared any dividends due to the fact that the financial statements have not been approved at the Annual General Shareholders' Meeting.

For the period ended March 31, 2017 , the Group has paid dividends to its non-controlling subsidiaries participate by S/4.5 million (S/2.3 million for the same period in 2016).

20	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

On April 24, 2017, the Company entered into the sale purchase agreement for the entire stake in the Compañía Operadora de Gas del Amazonas S.A.C. (COGA) in favor of its partners Enagás and Carmen Corporation. The sale price for US$21.5 million.